Exhibit 12-3

DETROIT EDISON SECURITIZATION FUNDING LLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Thousands of Dollars)

	Twelve Months Ended
		December 31
	2003	2002	2001
Earnings:
Pre-tax income	$—	$—	$—
Fixed charges	100,480	104,873	86,928

Earnings	100,480	104,873	86,928

Fixed charges:
Interest expense	100,480	104,873	86,928

Fixed charges	$100,480	$104,873	$86,928

Ratio of earnings to fixed charges	1.00	1.00	1.00